Material Changes to the Code of Ethics

The Code of Ethics was materially changed when a de minimis exemption was provided for personal trades. The de minimis exception allows a high-level review for trades where the issuer is included in the S&P 100 and the total trade amount is less than $100,000. The employee is not allowed to make a trade in the same security for 30 days. Due to the size of trades made on behalf of our clients, we believe that a trade meeting these requirements would not impact the clients' trades or have an overall impact on the market. Trades that do not meet the de minimis threshold have a blackout period that generally prohibits from the buying of selling of a security for a period of 7 calendar days before or after any transaction in the same issuer by a client account. In addition, employees cannot profit from the purchase and sale, or the sale and purchase of a security over a 60-day period.

A copy of the revised Code of Ethics was provided to Vanguard at the time it was adopted in October 2019, but is also included with the additional documentation included with the U.S. Annual Compliance Certification.

Code of Ethics for Employees of PRIMECAP Management Company

Amended and Restated effective October 1, 2019

Standards of Conduct - Our Clients Come First

This Code of Ethics is based on the principle that all PRIMECAP employees owe a fiduciary duty to the firm's clients. At no time shall an employee (i) defraud a client through any scheme or artifice; (ii) mislead a client by making untrue statements or omit material information; or (iii) engage in any fraudulent or manipulative act, practice, or course of business that operates or would operate as a fraud or deceit on the clients. All PRIMECAP employees are to adhere to policies and procedures pertaining to their personal securities transactions in such a manner as to avoid: (i) serving their own personal interests ahead of clients; (ii) taking advantage of their position; and (iii) any actual or potential conflicts of interest.

Our business is highly regulated. It is PRIMECAP's intention to operate within the letter and the spirit of the law. It is each employee's responsibility to understand the laws that govern our business and to follow those laws. PRIMECAP is committed to making sure that the resources are available to each employee to understand the rules of our business and their role in complying. It is also PRIMECAP's expectation that each employee holds himself or herself to an even higher standard: Always conduct business properly and do the right thing.

Covered Persons

All employees of PRIMECAP are covered by this Code of Ethics. All PRIMECAP employees must certify their understanding and adherence to the Code of Ethics within 10 days of their employment and annually thereafter. Adherence to this Code of Ethics is a condition of employment with PRIMECAP. Employees who violate this Code of Ethics are subject to disciplinary action including termination.

Temporary employees and consultants to PRIMECAP may also be deemed to be subject to this Code, as determined on a case-by-case basis by the Chief Compliance Officer ("CCO") and/or other members of PRIMECAP's senior management.

Personal Investment Activity

It is basic policy that no PRIMECAP employee shall be permitted to benefit from the firm's investment activities made on behalf of clients. Each PRIMECAP employee is considered an "access person" within the meaning of Rule 204A-1 of the Investment Advisers Act of 1940. An access person is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the access person's household. An employee is also considered to have beneficial ownership if the employee has a direct or indirect beneficial interest (e.g. joint accounts, trustee accounts, partnerships, investment clubs, estates, or closely held corporations in which the employee has a beneficial interest).

As noted under "Covered Persons", there may be additional persons who are not PRIMECAP employees who may become subject to the Code of Ethics. The determination of whether or not a person should be considered an "access person" and subject to the Code of Ethics (and which provisions should apply i.e. preclearance, reporting, etc.) will be at the discretion of the CCO and the other members of PRIMECAP's senior management. The determination will be made based on a person's role with PRIMECAP and access to sensitive trading, holdings, or other investment information.

"Beneficial Ownership" is interpreted in the same manner as it would be under Rule 16a-1(a)(2) in determining whether a person has beneficial ownership of a security for purposes of Section 16 of the 1934 Act. In general, beneficial ownership means that a person, directly, or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares a direct or indirect pecuniary interest in the securities. A pecuniary interest means the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the securities. An indirect pecuniary interest includes (i) securities held by a member of a person's immediate family sharing the same household; (ii) securities held in accounts managed by a third party in which the employee has beneficial ownership; (iii) a person's interest in securities held by a trust; and (iv) a person's right to acquire securities through the exercise of a derivative security. The definition of "beneficial ownership" is complex, and if you have any question whether you have a beneficial interest in a security, please consult with the CCO. Any report filed under this Code may state that the report is not to be construed as an admission that the person making the report has any direct or indirect beneficial ownership in the security to which the report relates.

In certain cases, an employee may have a financial interest in an account where he or she does not have any direct or indirect influence or control. For example, an account may exist where (i) the employee does not control or influence the investment decisions for any specified account of a spouse, child, or dependent person; and (ii) the person or persons making the investment decisions for such account do not make such decisions, in whole or in part, upon information that the certifying employee has provided. Similarly, from time to time an employee may have a financial interest in an account that is managed by another investment adviser on a fully discretionary basis. In such situations, an employee may make a certification to the CCO and at the discretion of the CCO, the CCO may grant exception to the pre-clearance requirements.

Securities held or traded in an exempt/managed account where the employee has beneficial ownership are required to be included in the employee's initial, annual, and quarterly reports. The initial holdings report is due within 10 days of the new employee's start date. The annual holdings report is due within 30 days after each calendar year end. The quarterly transaction report is due within 30 days after each calendar quarter end. The securities or transactions need not be listed if a duplicate copy of the employee's annual holdings or quarterly transactions is received from the broker. PRIMECAP and its CCO may rely on other automated systems to meet the reporting requirements.

Any actual or appearance of a conflict of interest in the trading in the employee's exempt/managed account may render these accounts subject to all of the provisions of this Code.

Prohibition on Short-Term Trading

No employee shall profit from the purchase and sale, or sale and purchase, of the same or equivalent securities (excluding short-term cash equivalent securities) within 60 calendar days.

Preclearance

All access persons must receive preclearance prior to trading any security. The only blanket exceptions to the preclearance requirements are (i) commodities; (ii) direct obligations of the U.S. Government; (iii) open end mutual funds; and (iv) Closed end funds or Exchange Traded; and

(v)fixed income securities rated A or higher by S&P, Moody's or an equivalent ratings agency; and money market/cash equivalent securities with less than a year to maturity. Other fixed income securities, options, and futures are subject to preclearance requirements. An employee must seek pre-clearance from the CCO if he or she intends to purchase any securities in a private placement or private fund (including hedge funds, private equity funds, and venture capital funds) in his or her personal account.

De minimis exception: PRIMECAP employees will automatically receive preclearance for any trades of large-cap stocks included in the S&P100 where the anticipated trade amount is less than $100,000. These transactions are reportable on the quarterly transactions report and are monitored and reviewed by the CCO. Only one trade per this de minimis exception every 30 days is permitted.

Trading Window

When an employee receives preclearance, he or she has one trading day to execute the trade for which preclearance was granted. If preclearance was received during market hours, the current day counts as the trade day of the preclearance window. If the employee cannot complete the trade in one trade day, the employee should request preclearance authorization for the next trading day. If preclearance is received after the market is closed, the next trading day is the trade day of the preclearance window.

Reporting

Within 10 days of employment at PRIMECAP and annually as of December 31, each person covered by this Code of Ethics is required to report his or her "reportable securities" to the firm. A "reportable security" means any type of investment with the exception of open-end mutual funds not managed by PRIMECAP, commodities, and direct obligations of the United States Government. The full list of personal holdings is due within 10 days from the start of employment

(the information must be current and no more than 45 days from the employment start date). Existing covered persons are required to provide their present holdings by January 30 (as of December 31 of the previous year) each calendar year.

Mutual Funds managed by PRIMECAP (the Odyssey Funds and the Vanguard Funds managed by PRIMECAP), closed-end funds, exchange traded funds, commodities, cryptocurrencies, and fixed income securities do not require preclearance; however, these securities are required to be reported in all holdings reports.

On a quarterly basis, each PRIMECAP employee is required to submit a list of trades of reportable securities made during the last calendar quarter. This report is due within 30 calendar days. If an employee so chooses, he or she may comply with the Code of Ethics by having duplicate statements and/or trade confirms from any or all brokerage accounts sent to PRIMECAP's CCO. It is strongly recommended that each employee submit duplicate statements to ensure compliance with this Code of Ethics. Each employee is responsible for ensuring that his or her brokerage firm continues to send statements. As mentioned previously, PRIMECAP and its CCO may rely on other automated solutions to meet the reporting requirements.

Each employee should let their brokerage firm know that they are an employee of an investment adviser and are subject to PRIMECAP'S Code of Ethics. This question is commonly asked when an account is opened.

Charitable donations of securities (the actual security must be donated) should be reported on the quarterly transaction report but do not need to be precleared.

Blackout Periods

PRIMECAP access persons are generally prohibited from buying or selling a security for a period of 7 calendar days before or after any transaction in the same issuer by a client account for which PRIMECAP serves as investment adviser or sub-adviser.

In considering whether or not to preclear a personal account transaction for an access person, the CCO will review trading activity for the previous 7 calendar days to ensure that no trades have been made within client portfolios. The CCO will also review the trade blotter for any orders in the security. The CCO will also consult with the analyst covering the stock and portfolio managers to see if they have intention to trade the stock in the upcoming 7 calendar days. Preclearance will be granted or denied based on these factors.

From time to time, circumstances may change between the time that preclearance was granted and the end of the blackout period. For example, the price of a stock may change, and a portfolio manager or analyst may wish to buy or sell on behalf of a client based on the price change. Another example would be if a client made additional investments or recalled capital in an account necessitating action by PRIMECAP's portfolio managers. In these cases, it is incumbent upon the portfolio managers to act in the client's best interest.

When the situation arises where an access person purchases a security within the 7 days prior to a client trading in the same name, the access person is required to hold the security for 6 months. In the instance where the access person sells a security prior to a client's trade in the same name, the CCO will review the circumstances surrounding the trade that occurred after an access person's trade and take appropriate action based upon the circumstances. This could include requiring an employee to make representations that they had no prior knowledge of the circumstances that necessitated trading in the client portfolio.

The blackout period may be waived as it applies to the sale of a Covered Security if the CCO determines its application creates a significant hardship to you (e.g., you need cash for a home purchase or to cover a major medical expense). Also, the blackout period does not apply to transactions approved based in the de minimis exemption.

Prohibited Transactions by Covered Persons

No covered person may:

•Acquire any securities in an initial public offering;

•Purchase and sell the same security or an equivalent security with 60 days;

•Sell shares of a mutual fund managed by PRIMECAP within 30 days following a purchase (shares purchased through an established Automatic Investment Plan or an Automatic Dividend Reinvestment Plan are exempt);

•Purchase or write options where the underlying security is on the action list;

•Purchase or sell single stock futures where the underlying security is on the action list;

•Transact in any security on any applicable firm-wide restricted list;

•Engage in any investment strategy that could undermine or bet against the investment strategy of PRIMECAP.

Annual Certification

In addition to annual holdings reports, each covered person shall certify on an annual basis that they have read, understand, and have complied with this Code of Ethics. Each PRIMECAP employee is required to bring any violation or potential violation of this Code of Ethics to the CCO immediately upon becoming aware of the violation.

Violations of the Code of Ethics

Violations of the Code of Ethics are handled on a case by case basis. Disciplinary action could include disgorgement of profits, demotion, loss of pay, and termination of employment.

Unforeseen Circumstances and Subjective Judgment

This Code of Ethics was based on the needs of PRIMECAP at the time it was drafted. It is reviewed periodically and the Firm and its CCO undertake to keep the Code of Ethics relevant and current. From time to time, personal trading issues arise that are not specifically considered by this Code of Ethics. In these instances, the CCO and other members of PRIMECAP's senior management will determine a course of action. It is expected that any PRIMECAP employee involved in a situation of this nature fully cooperate in gathering facts around this type of situation. The determination made by the firm and the CCO will be documented and kept with the Code of Ethics records.

Evaluation of personal trading issues often requires subjective judgment by the firm and the CCO. In each case, the firm and the CCO will evaluate the situation placing the client's interest ahead of the covered person's interest.

Outside Business Activities

It is the responsibility of every PRIMECAP employee to avoid the appearance of, as well as any actual, conflict of interest via influence, ownership, or other relationships that put the employee's interest in contention with the Firm's or the Firm's clients' interests. Employees shall avoid any situation that could create the appearance of their loyalty being unduly divided; furthermore, employees shall promptly disclose to the Firm's COO any situation where actual or potential conflicts may exist or may appear to exist. To reduce the potential for any appearance of conflict of interest, the Firm's employees shall not engage in any outside professional activities for compensation without having first obtained written permission from the Firm 's COO. Examples of such outside professional activities include but are not limited to the following: speaking engagements, consulting services, conducting research, report writing, and any investment advisory services. Other examples of conflicts include, but are not limited to, spousal employment and/or affiliations with other financial service companies, advisers, brokers, etc.

PRIMECAP recognizes that you may engage in charitable activities in your personal time. Occasionally, these activities may also create a conflict of interest (for example serving on an investment committee for a religious group or a university) where you are providing oversight or guidance on an organization's investments. This type of activity should also be disclosed to the firm through the COO.

Directorships in public companies (or companies reasonably expected to become public companies) will generally not be permitted, while service with charitable organizations generally will be permitted.

The COO will report approved outside business activities to the CCO.

Sensitive Information

As a PRIMECAP employee, you will likely come in contact with sensitive information from time to time. It is also the responsibility of PRIMECAP employees to protect the confidentiality of all proprietary, sensitive, or other confidential information communicated to PRIMECAP or such employees by its client. These policies and procedures are developed to ensure proper compliance monitoring and that each employee is held to the highest ethical standards.

Insider Trading

Under no circumstances may a PRIMECAP employee engage in insider trading. This means that no PRIMECAP employee may (i) purchase or sell a security on behalf of himself or herself or on behalf of a client on the basis of material, nonpublic information; or (ii) communicate material, nonpublic information about a company to another person where the communication leads to, or is intended to lead to, a purchase or sale of securities of such company.

Any PRIMECAP employee that believes that they have received insider information should contact the CCO or Director of Research immediately. Please be aware that severe civil and criminal penalties exist as punishment for those found to have engaged in insider trading.

Trading Information

Information pertaining to securities trades made in a client's account should be treated as sensitive information and should not be disclosed outside of the firm.

Personally Identifiable Information (PII)

Most PRIMECAP employees do not have access to personally identifiable information of the firm's clients or shareholders of mutual funds that PRIMECAP manages. If an employee receives information containing PII or other sensitive information for any client or fund shareholder, they should immediately bring this information to the CCO.

Gifts and Entertainment

No employee shall solicit anything of value, either directly or indirectly, from broker-dealers or other persons providing services to the firm because of such person's association with the firm.

PRIMECAP employees may provide or accept a business entertainment event, such as an occasional meal or a sporting event, of reasonable value, as long as the person or entity providing the entertainment is present ("bona fide" business entertainment). Additionally, a holiday gift of fruit or other goods are acceptable if such a gift is made available to all PRIMECAP employees.

PRIMECAP employees may never receive cash in any amount as a gift. PRIMECAP employees may not receive gifts of travel or lodging in connection with an entertainment opportunity.

It is acceptable if an employee attends a conference where the meals and entertainment are provided to all attendees and no preferential treatment is given to PRIMECAP.

Each employee is responsible for assessing the value of the gifts received in a reasonable manner. The CCO will evaluate the gifts when deemed necessary. Employees may use $100 value as a reasonable amount in determining whether the value of a gift is appropriate. Employees may use

$250 as a reasonable value in determining whether the entertainment such as a sporting event is appropriate, though the location of the event could play a significant role.

All gifts and entertainment valued greater than $100 must be disclosed to the firm (excluding bona fide business entertainment). Alternatively, the employee may make the gift available to all PRIMECAP employees for raffle.

Client Requests for Code of Ethics

PRIMECAP is committed to its fiduciary duty to the clients. It is PRIMECAP's policy that we honor every client's request for a copy of the Code of Ethics.